FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2012

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date:  03 April 2012

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99.1                                  Notice to Euronext, Amsterdam dated 3 April, 2012
                                        Annual Information Update

Exhibit 99.1

ANNUAL INFORMATION UPDATE UNILEVER N.V.
For the period from 31 March 2011 up to 30 March 2012

1. Introduction
This annual information update is required by and is being made pursuant to Article 5:25f of the Financial Markets Supervision Act (Wet op het financieel toezicht, the “FMSA”) and not for any other purpose and neither Unilever N.V. (the “Company”) nor any other person takes any responsibility for, or makes any representation, express or implied as to the accuracy or completeness of, the information contained therein (except as expressly set out therein).

The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

2. Price sensitive information - press releases
Pursuant to Article 5:59 section 1 FMSA public companies listed on Euronext Amsterdam are required to publicise price-sensitive information through the use of, among others, a press release. On the basis of Article 1:107 section 3 subsection c under 2 FMSA, the AFM is required to maintain a public register of these press releases (www.afm.nl/registers/ ,select ‘price sensitive press releases’). Below all these press releases are listed.

Date of Filing	Place of Filing	Description of the nature of the information	Where information can be obtained
13 April 2011 28 April 2011 5 May 2011 06 May 2011 10 May 2011 10 May 2011	AFM AFM AFM AFM AFM AFM
Unilever reaches settlement with European Commission on Laundry detergents

Trading statement First Quarter 2011

Publication of Prospectus

Unilever receives approval to acquire Alberto Culver

Unilever NV Agrees terms with Aegon for the re-purchase of preference shares

Unilever completes Alberto Culver Acquisition

www.unilever.com www.unilever.com www.unilever.com www.unilever.com www.unilever.com www.unilever.com
12 May 2011	AFM	Unilever N.V. Annual General Meeting Rotterdam 12 May 2011 regarding AGM voting results	www.unilever.com
4 Aug 2011	AFM	2nd Quarter Results 2011	www.unilever.com
16 Sep 2011	AFM	Press announcement regarding EGM voting results	www.unilever.com
19 Sep 2011	AFM	Unilever NV makes public offer for preference shares	www.unilever.com
14 Oct 2011	AFM	Unilever to acquire 82% of leading Russian beauty company concern Kalina	www.unilever.com
19 Oct 2011	AFM	Unilever declares offer for its 6% and 7% preference shares unconditional	www.unilever.com
03 Nov 2011	AFM	Third Quarter 2011 Results	www.unilever.com
6 Dec 2011	AFM	Unilever completes acquisition of 82% of concern Kalina	www.unilever.com
02 Feb 2012	AFM	2011 Full Year and Fourth Quarter Results	www.unilever.com

28 Feb 2012	AFM	Annual General Meeting re-elections and Committee memberships	www.unilever.com

3. Netherlands Authority for the Financial Markets
Please find below the notification we made with regards to transactions by Director’s or insiders.

Date of Filing	Place of Filing	Description of the nature of the information	Where information can be obtained
09 May 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
15 June 2011	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
15 June 2011	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
15 June 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
15 June 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
15 June 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
15 June 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
15 June 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
15 June 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
15 June 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
15 June 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Sept 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Sept 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Sept 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Sept 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Sept 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Sept 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Sept 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Sept 2011	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
14 Sept 2011	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
07 Nov 2011	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
07 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
09 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
09 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
09 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
09 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
16 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
22 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
22 Nov 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Dec 2011	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
14 Dec 2011	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
14 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
14 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
19 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
20 Dec 2011	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
17 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
17 Feb 2012	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
22 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
22 Feb 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
02 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
06 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
06 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
06 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
08 March 2012	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
08 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
09 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
18 March 2012	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
19 March 2012	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
19 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
19 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
19 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
19 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
19 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
19 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
19 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
19 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
19 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
22 March 2012	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
22 March 2012	AFM	Director/PDMR Shareholding	AFM – website: notification directors and members of the supervisory board
22 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
23 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
23 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
23 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
23 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
23 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
23 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
23 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
23 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
23 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
23 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
23 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft
28 March 2012	AFM	Insider transaction	AFM – website: insider-transactions 5:60 Wft

4. Documents lodged with the Securities and Exchange Commission

The Company is listed on the New York Stock Exchange and has submitted filings to the US Securities and Exchange Commission ("SEC") as listed below.

Format	Description	Date
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	28/03/2012
20-F	Annual and transition report of foreign private issuers (sections 13 or 15 (d))	02/03/2012
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	02/03/2012
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	01/03/2012
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	02/02/2012
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	06/12/2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	04/11/2011
F-3ASR	Automatic shelf registration statement of securities of well-known seasoned issuers	01/11/2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	21/10/2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	18/10/2011
F-X	Appointment of Agent for Service of Process and Undertaking	19/09/2011
CB	Tender Offer/ Rights Offering Notification Form	19/09/2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	04/08/2011
11-K	Annual report of employee stock purchase, savings and similar plans	16/06/2011
11-K	Annual report of employee stock purchase, savings and similar plans	16/06/2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	11/05/2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	05/05/2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	13/04/2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	04/01/2011

Full details of the filings can be found on the SEC's website at:  www.sec.gov

5. Chamber of Commerce

Date of filing                           Place of filing                       Description of the nature                        Where information
of the information                                      can be obtained

04.05.2011                                Rotterdam                            Interim balance sheet                                Chamber of Commerce

13.05.2011                                Rotterdam                            Annual Accounts 2010                             Chamber of Commerce

16.05.2011                                Rotterdam                            Resignation/Appointment                        Chamber of Commerce
Directors

17.05.2011                                Rotterdam                            Interim balance sheet                                 Chamber of Commerce

21.06.2011                                Rotterdam                            Withdrawal of 2.403, section                     Chamber of Commerce
1f, DCC-Statement for
Sanex B.V.

28.06.2011                                Rotterdam                            2:403, section 1f, DCC-                                Chamber of Commerce
Statement for Biotex B.V.

28.06.2011                                Rotterdam                            2:403, section 1f, DCC-                                Chamber of Commerce
Statement for Unilever Home
& Personal Care Nederland
B.V.

28.06.2011                                Rotterdam                            2:403, section 1f, DCC-                                Chamber of Commerce
Statement for Unilever Home
& Personal Care International
B.V.

28.06.2011                                Rotterdam                            2:403, section 1f, DCC-                                Chamber of Commerce
Statement for Intec B.V.

28.06.2011                                Den Haag                             2:403, section 1f, DCC-                                Chamber of Commerce
Statement for Meindersma
B.V.

22.07.2011                                Rotterdam                            Withdrawal 2.204b, section 3                      Chamber of Commerce
jo, 2.204a, section 3 DCC-
statement for BFO Holdings
B.V.

22.07.2011                                Rotterdam                            Withdrawal 2.204b, section 3                      Chamber of Commerce
jo, 2.204a, section 3 DCC-
statement for BFO Holdings
B.V

22.07.2011                                Rotterdam                            Withdrawal 2.204b, section 3                      Chamber of Commerce
jo, 2.204a, section 3 DCC-
statement for Lipoma B.V.

22.07.2011                                Rotterdam                            Withdrawal 2.204b, section 3                      Chamber of Commerce
jo, 2.204a, section 3 DCC-
statement for Mixhold B.V.

22.07.2011                                Rotterdam                            Withdrawal 2.204b, section 3                      Chamber of Commerce
jo, 2.204a, section 3 DCC-
statement for Mixhold B.V.

22.07.2011                                Rotterdam                            Withdrawal 2.204b, section 3                      Chamber of Commerce
jo, 2.204a, section 3 DCC-
statement for Unilever Indo-
nesia Holding B.V

22.07.2011                                Rotterdam                            Withdrawal 2.204b, section 3                      Chamber of Commerce
jo, 2.204a, section 3 DCC-
statement for UNUS Holding
B.V

27.07.2011                                Rotterdam                            2.204b, section 3 jo, 2.204a,                          Chamber of Commerce
section 3 DCC-statement for
Mixhold B.V.

09.08.2011                                Rotterdam                            Interim balance sheet                                    Chamber of Commerce

19.08.2011                                Rotterdam                            Withdrawal of 2.403, section                        Chamber of Commerce
1f, DCC-Statement for
Unilever Technology Ventures
Fund B.V.

29.08.2011                                Rotterdam                            2.204b, section 3 jo, 2.204a,                           Chamber of Commerce
section 3 DCC-statement for
Chico-Invest B.V.

03.10.2011                                Rotterdam                            2.204b, section 3 jo, 2.204a,                           Chamber of Commerce
section 3 DCC-statement for
Mixhold B.V.

03.10.2011                                Rotterdam                            2.204b, section 3 jo, 2.204a,                           Chamber of Commerce
section 3 DCC-statement for
Mixhold B.V.

07.11.2011                                Rotterdam                            Interim balance sheet                                     Chamber of Commerce

10.11.2011                                Rotterdam                            Group Companies                                           Chamber of Commerce

10.11.2011                                Rotterdam                            2.204b, section 3 jo, 2.204a,                           Chamber of Commerce
section 3 DCC-statement for
Mixhold B.V.

10.11.2011                                Rotterdam                            2.204b, section 3 jo, 2.204a,                           Chamber of Commerce
section 3 DCC-statement for
BFO Two B.V.

10.11.2011                                Rotterdam                            2.204b, section 3 jo, 2.204a,                           Chamber of Commerce
section 3 DCC-statement for
BFO Holdings B.V.

29.11.2011                                Rotterdam                            2.204b, section 3 jo, 2.204a,                           Chamber of Commerce
section 3 DCC-statement for
BFO Two B.V.

29.11.2011                                Rotterdam                            2.204b, section 3 jo, 2.204a,                           Chamber of Commerce
section 3 DCC-statement for
Mixhold B.V.

18.01.2012                                Rotterdam                            2:403, section 1f, DCC-                                   Chamber of Commerce
Statement for Unilever
Apisaon B.V.

19.01.2012                                Rotterdam                            2.204b, section 3 jo, 2.204a,                            Chamber of Commerce
section 3 DCC-statement for
Mexinvest B.V.

02.02.2012                                Rotterdam                            Interim balance sheet                                      Chamber of Commerce

Copies of these documents can be found on the Chamber of Commerce website at: www.kvk.nl.

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